

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 27, 2007

Ms. Tsippy Moldovan
Chief Financial Officer and Director
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone Sderot 87711
Israel

> **Re: Defense Industries International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 9, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-30105**

Dear Ms. Moldovan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 31

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the decrease in net revenues in fiscal 2006, you should quantify the extent to which the decrease in export sales and reduction in sales to the Israeli Defense Forces contributed to the overall change. Please also disclose the extent to which changes in revenues are attributable to changes in price and/or volume. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations, page 35

2. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Controls and Procedures, page 38

3. We note your statement that internal control systems "can only provide reasonable assurance with respect to financial statement preparation and presentation." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective *at that reasonable assurance level*. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. The revisions should also be included in filings on Form 10-QSB.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

4. In light of the fact that you conduct your principal operations in Israel, please explain to us why the report of your independent accountants is signed in Minneapolis, Minnesota.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

5. The report of your independent accountants refers to the "auditing standards" of the Public Company Accounting Oversight Board (United States) rather than the "standards" of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit. Please obtain and file a revised audit opinion from your independent public accounting firm that refers to the "standards" of the PCAOB.

<u>Consolidated Statements of Cash Flows, page F-7</u>

6. In accordance with paragraph 18 of SFAS 115 and paragraphs 16.b and 17.b of SFAS 95, please revise to present purchases and sales of trading securities in cash flows from operating activities.

7. We note you issued a $200,000 note payable in purchasing the outstanding shares of Owen Mills Company. Please tell us where you classified payments on this note in your statements of cash flows and tell us your basis for such classification. Refer for guidance to footnote 6 to paragraph 17.c of SFAS 95.

<u>Note 9. Long-Term Debt, page F-21</u>

8. Please explain to us how you account for the discount on the note payable to Owen Mills Company. Refer for guidance to paragraphs 12 and 15 of APB 21.

<u>Note 13. Shareholders' Equity, page F-29</u>

9. With reference to the guidance in SFAS 133 and EITF 00-19, please explain to us in detail how you concluded the warrants should be accounted for as derivatives. If such classification stems from requirements under registration payment arrangements, please tell us how your accounting subsequent to January 1, 2007 complies with the guidance in FSP No. EITF 00-19-2. Furthermore, in calculating the fair value of warrants, explain to us why it is appropriate to use an expected life assumption rather than the contractual term. Refer by analogy to footnote 7 to SAB Topic 14:A.

Note 15. Segment Information and Concentrations, page F-31

> 10. Please disclose net revenues for each product or each group of similar products as required by paragraph 37 of SFAS 131. Also disclose the amount of revenues attributed to each individual foreign country that is material.

Exhibits 31.1 and 31.2

> 11. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-B. Accordingly please add the parenthetical language that has been deleted from paragraph 4(d) of your certifications. The revisions should also be included in filings on Form 10-QSB.

Form 10-QSB for Fiscal Quarter Ended March 31, 2007

> 12. File number 1-9009 that appears on the cover page of Form 10-QSB differs from file number 0-30105 that appears on the cover page of Form 10-KSB and in our records. Please make the appropriate revisions in future filings.

Item 3. Controls and Procedures, page 20

> 13. You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by [your] company in reports that [you] file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported with the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief